July 31, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-239621

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on July 31, 2020, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on July 1, 2020, in connection with the acquisition of the assets of Virtus Rampart Sector Trend Fund, a series of Virtus Opportunity Trust, by and in exchange for shares of Virtus Tactical Allocation Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto. The comments are numbered according to the numbers of the comments in the original response letter filed by the Registrant on July 30, 2020.

3.	Comment:

On page ii, the Staff notes expenses for Class A and Class I shares will increase, so the response to the first question is inaccurate. In the 4th sentence, add disclosure for the expenses of Tactical Allocation before waiver too, and revise the sentence to reflect that these are expenses for Sector Trend before waiver. In the next sentence, add disclosure of Tactical Allocation’s pro rata expenses before the waiver to show what expenses may be when the waiver expires.

Response:	This paragraph has been revised to state the following: “Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization, but in future years after the Reorganization, operating efficiencies may be achieved by Tactical Allocation because it will have a greater level of assets. As of May 31, 2020, Sector Trend’s net assets were approximately $145.3 million and Tactical Allocation’s net assets were approximately $633.2 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Annualized total fund operating expenses for the 6 months ended March 31, 2020 for

EDGAR Operations Branch
July 31, 2020

Class A, Class C and Class I shares of Sector Trend were 1.00%, 1.77% and 0.77%, respectively, while annualized total operating expenses without waiver for the 6 months ended March 31, 2020 for the Class A, Class C and Class I shares of Tactical Allocation were 1.06%, 1.90% and 0.80%, respectively. Upon completion of the Reorganization, pro forma total operating expenses for Tactical Allocation are estimated to be 1.08%, 1.86% and 0.86%; however, VIA has contractually agreed to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation) and acquired fund fees and expenses, if any) of Tactical Allocation so that such expenses do not exceed, on an annualized basis, 0.99%, 1.75% and 0.76% for the Class A, Class C and Class I shares, respectively, through January 31, 2022 (although, as described above, Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization). Following the contractual period, the Adviser may discontinue these expense reimbursement arrangements at any time and Fund operating expenses would be expected to increase as a result. Under certain conditions, the Adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the date on which such reimbursement occurred, provided that the recapture does not cause the fund to exceed the expense limit in effect at the time of the waiver or reimbursement or at the time of recoupment.”

5.	Comment:

On page iii, in response to the last question about who will pay, disclose what are reasons that would be considered reasonable for allocating expenses to shareholders if the Reorganization is not completed. Describe how expenses may be allocated if not done pro rata, and explain the reasons for allocating in a method other than pro rata.

Response:	The following sentence has been revised as follows to clarify than any expenses borne by the funds will be pro rata: “If the Plan is not approved or the Reorganization is not consummated, then the officers of Sector Trend and Tactical Allocation, or an affiliate, shall, based on the reasons for not consummating the transaction, agree on a reasonable allocation of expenses, which will be on a pro rata basis for any expenses not paid by the Adviser.”

8.	Comment:

On page 8, in the second paragraph, first sentence, please clarify how the Reorganization results in operating efficiencies when expenses are not going down, or revise the statement. In addition, in the 6th line down of this paragraph, please explain that expenses will initially go up rather than citing the March 31 expenses.

EDGAR Operations Branch
July 31, 2020

Response:	This paragraph has been revised to state the following: “Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization, but in future years after the Reorganization, operating efficiencies may be achieved by Tactical Allocation because it will have a greater level of assets. As of May 31, 2020, Sector Trend’s net assets were approximately $145.3 million and Tactical Allocation’s net assets were approximately $633.2 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Annualized total fund operating expenses for the 6 months ended March 31, 2020 for Class A, Class C and Class I shares of Sector Trend were 1.00%, 1.77% and 0.77%, respectively, while annualized total operating expenses without waiver for the 6 months ended March 31, 2020 for the Class A, Class C and Class I shares of Tactical Allocation were 1.06%, 1.90% and 0.80%, respectively. Upon completion of the Reorganization, pro forma total operating expenses for Tactical Allocation are estimated to be 1.08%, 1.86% and 0.86%; however, VIA has contractually agreed to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation) and acquired fund fees and expenses, if any) of Tactical Allocation so that such expenses do not exceed, on an annualized basis, 0.99%, 1.75% and 0.76% for the Class A, Class C and Class I shares, respectively, through January 31, 2022 (although, as described above, Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization). Following the contractual period, the Adviser may discontinue these expense reimbursement arrangements at any time and Fund operating expenses would be expected to increase as a result. Under certain conditions, the Adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the date on which such reimbursement occurred, provided that the recapture does not cause the fund to exceed the expense limit in effect at the time of the waiver or reimbursement or at the time of recoupment.”

15.	Comment:

On page 16, footnote (b), the Staff has serious concerns about the Adviser being able to recoup expenses it waived before the Reorganization from Tactical Allocation after the Reorganization occurs. Will Virtus consider eliminating its ability to recoup these expenses waived before the Reorganization?

Response:	Virtus agrees not to recoup after the Reorganization any fees or expenses waived before the Reorganization. The following has been added at the end of the footnote: “The adviser will not recoup any pre-Reorganization waived expenses following the Reorganization.”

EDGAR Operations Branch
July 31, 2020

16.	Comment:

Page 18, portfolio turnover, last sentence – turnover appears to be another strategy difference in the Funds, so if it is, please disclose in the principal investment strategy and risk sections.

Response:	Portfolio Turnover Risk is disclosed as a primary risk for Sector Trend. In addition, the following statement has been added at the end of Sector Trend’s principal investment strategies disclosure: “The fund’s strategies may result in high turnover of its portfolio securities.”

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.

Jennifer Fromm, Esq.

Holly van den Toorn, Esq.

David C. Mahaffey, Esq.